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Exhibit 99.1

FALCONBRIDGE LIMITED
QUARTERLY FINANCIAL STATEMENTS
MARCH 31, 2005

FALCONBRIDGE LIMITED
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended March 31,
(unaudited — in millions of United States dollars except per share data)	2005	2004
Revenues	$903	$734
Operating expenses
Costs of sales
Costs of metal and other product sales	492	404
Depreciation and amortization of property, plant and equipment	62	57

	554	461
Selling, general and administrative (note 6)	34	24
Exploration	5	3
Research and process development	2	2
Other income	(1)	(23)
	594	467

Operating income	309	267
Interest expense net of interest income	6	10

Earnings before taxes and non-controlling interest	303	257
Income and mining taxes	80	69
Non-controlling interest in earnings of subsidiaries	2	4

Earnings for the period	$221	$184
Dividends on preferred shares	2	2

Earnings attributable to common shares	$219	$182

Basic earnings per common share	$1.22	$1.02
Diluted earnings per common share	$1.21	$1.01

FALCONBRIDGE LIMITED
EARNINGS CONTRIBUTIONS

	Three months ended March 31,
(unaudited — in millions of United States dollars)	2005	2004
Principal operations —
Integrated Nickel Operations (INO)	$157	$131
Falconbridge Dominicana, C. por A.	33	55

Nickel Operations	190	186

Kidd Creek Operations	18	3
Collahuasi	84	45
Lomas Bayas	32	24

Copper Operations	134	72

Income from principal operations	324	258
Corporate costs (income)	15	(9)

Operating income	309	267
Interest expense net of interest income	6	10
Income and mining taxes	80	69
Non-controlling interest in earnings of subsidiaries	2	4

Earnings for the period	221	184
Dividends on preferred shares	2	2

Earnings attributable to common shares	$219	$182

FALCONBRIDGE LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited — in millions of United States dollars)	March 31, 2005	December 31, 2004
ASSETS
Current
Cash and cash equivalents	$798	$645
Accounts and metals settlements receivable	364	332
Inventories	645	573

Total current assets	1,807	1,550
Property, plant and equipment (notes 4 and 5)	3,217	3,195
Deferred expenses and other assets	373	373

Total assets	$5,397	$5,118

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued charges	$339	$335
Income and other taxes payable	45	34
Long-term debt due within one year	255	248

Total current liabilities	639	617
Long-term debt	1,181	1,189
Future income and mining taxes	405	355
Employee future benefits	102	112
Other long-term liabilities (note 7)	252	247
Non-controlling interest	36	35

Total liabilities	2,615	2,555
Shareholders' equity	2,782	2,563

Total liabilities and shareholders' equity	$5,397	$5,118

FALCONBRIDGE LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Three months ended March 31,
	2005		2004
(unaudited — in millions of United States dollars)	Number	Amount	Number	Amount
Share capital
Authorized
Unlimited preferred shares
Unlimited common shares
Issued
Common shares
Balance, beginning of period	179,770,190	$1,466	178,792,492	$1,450
Issued pursuant to employee stock option plan	953,108	16	700,498	11

Balance, end of period	180,723,298	1,482	179,492,990	1,461

Preferred shares Series 1
Balance, beginning and end of period	89,835	1	89,835	1

Preferred shares Series 2
Balance, beginning of period	4,787,283	78	7,910,165	129
Conversion of units	—	—	(3,122,882)	(51)

Balance, end of period	4,787,283	78	4,787,283	78

Preferred shares Series 3
Balance, beginning of period	3,122,882	51	—	—
Issue of units	—	—	3,122,882	51

Balance, end of period	3,122,882	51	3,122,882	51

Contributed surplus		2		2

Surplus
Balance, beginning of period		749		139
Earnings for the period		221		184
Dividends
– Common shares		(15)		(13)
– Preferred shares		(2)		(2)
Balance, end of period		953		308

Cumulative translation adjustment		215		217

Total shareholders' equity		$2,782		$2,118

FALCONBRIDGE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
(unaudited — in millions of United States dollars)	2005	2004
Operating activities
Earnings for the period	$221	$184
Add (deduct) items not affecting cash
Depreciation and amortization	62	57
Future income and mining taxes	60	40
Non-controlling interest in earnings of subsidiaries	2	4
Other	(22)	(15)
Contributions to pension fund in excess of expense	(10)	(7)

Cash provided by operating activities before working capital changes	313	263
Net change in receivables, inventories and payables	(71)	(31)

Cash provided by operating activities	242	232

Investing activities
Capital investments and deferred project costs	(85)	(101)
Other	(3)	(2)

Cash used investing activities	(88)	(103)

Financing activities
Long-term debt, including current portion:
Repaid	—	(7)
Dividends paid
– Common shareholders	(15)	(13)
– Preferred shareholders	(1)	(2)
– Minority shareholders of Falcondo	(1)	—
Issue of common shares	16	11

Cash used in financing activities	(1)	(11)

Cash provided during the period	153	118
Cash and cash equivalents, beginning of period	645	298

Cash and cash equivalents, end of period	$798	$416

Supplementary Information:
Cash paid for interest	$8	$9
Cash paid for income and mining taxes	$22	$18

FALCONBRIDGE LIMITED
PRODUCTION DURING THE PERIOD

	Three months ended March 31,
(unaudited)	2005	2004
Sudbury
Nickel	6,122	4,404
Copper	5,986	3,803
Raglan
Nickel	5,978	6,668
Copper	1,525	1,733
Montcalm
Nickel	1,950	89	*
Copper	1,050	49	*
Falcondo
Ferronickel	6,474	7,999
Kidd Mining Division
Copper	11,155	9,296
Zinc	27,428	20,792
Silver (000's ounces)	827	1,194
Collahuasi
Copper	46,973	35,369
Lomas Bayas
Copper	16,323	15,728
Total mine output
Nickel	20,524	19,160
Copper	83,012	65,978
Metal production (tonnes)
Sudbury — Smelter output
Nickel	17,413	11,404
Copper	5,594	4,234
Nikkelverk — Refinery output
Nickel	21,456	18,859
Copper	8,952	9,746
Falcondo
Ferronickel	6,474	7,999
Kidd Metallurgical Division
Zinc plant output — zinc	37,965	28,458
Copper Cathode — refinery output	31,460	33,722
Blister Copper	34,444	33,500
Collahuasi
Copper	6,813	6,152
Lomas Bayas
Copper	16,323	15,728
Total refined output
Nickel	27,930	26,858
Copper	63,548	65,348
*
pre-production material.

FALCONBRIDGE LIMITED
SALES OF PRODUCTS AND AVERAGE REALIZED PRICES

	Three months ended March 31,
(unaudited)	2005	2004
Metal sales (tonnes, except precious metals and silver)
Integrated Nickel Operations (INO)
Nickel	21,266	18,118
Nickel purchased for resale	—	—

Total	21,266	18,118

Copper	15,477	13,197
Precious metal revenues ($ millions)	28	22
Ferronickel	6,515	6,777
Kidd Creek Division
Zinc (including metal in concentrate)	40,932	26,525
Copper (including metal in concentrate)	25,419	28,969
Silver (000's ounces)	1,483	1,004
Collahuasi
Copper (including metal in concentrate)	46,892	28,879
Lomas Bayas
Copper	17,505	15,935
Total Sales
Nickel	27,781	24,895
Copper	105,293	86,980
Average prices realized (U.S.$ per pound, except silver)
Nickel	$7.03	$6.88
Ferronickel	6.70	6.80
Copper Kidd	1.49	1.24
Collahuasi	1.47	1.17
Lomas Bayas	1.56	1.18
Zinc	0.63	0.52
Silver (U.S.$ per ounce)	6.75	6.42

FALCONBRIDGE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(Unaudited)

        [Tabular figures in millions of United States dollars, except where otherwise noted]

1.     ACCOUNTING POLICIES

        These unaudited interim consolidated financial statements of Falconbridge Limited ("Falconbridge" or the "Corporation") have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial statements is based on accounting policies and practices consistent with those used in preparation of the audited annual consolidated financial statements except as described in note 2 below. These unaudited interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Corporation's 2004 Annual Report.

2.     CHANGE IN ACCOUNTING STANDARDS

        Effective January 1, 2005, the Corporation adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants (CICA) to account for variable interest entities (VIEs). The new standard recognizes that a controlling financial interest in an entity may exist through arrangements that do not involve a voting interest. Such entities are considered to be variable interest entities and can arise from a variety of legal structures. By definition, these entities either lack enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; has equity owners who are unable to make decisions about the entity; or has equity owners that do not have the obligation to absorb the entity's expected losses or the right to receive the entity's expected residual returns. The primary beneficiary of a VIE is determined by identifying the party that will absorb the majority of the VIE's expected losses, receive a majority of the expected returns, or both. The primary beneficiary is required to consolidate the entity in their consolidated financial statements. Implementation of this standard has had no impact on Falconbridge.

3.     FOREIGN EXCHANGE GAINS AND LOSSES

        Falconbridge's sales are denominated primarily in U.S. dollars and, to a lesser extent, in Euros, Yen and other foreign currencies, and it incurs expenses that are not denominated in its functional currency. This exposes it to increased volatility in earnings due to fluctuations in foreign exchange rates. Falconbridge uses foreign currency forward exchange contracts and options to reduce these exposures by creating an offsetting position. Falconbridge uses foreign currency exchange contracts to hedge its Canadian dollar operating costs (item 1 below). Falconbridge also uses foreign currency exchange contracts to reduce the exposure to other foreign currency expenditures, and foreign currency denominated monetary assets and liabilities. The gains/losses from these positions are included in other exchange gains and losses (item 2 below) as an offset to the translation gains/losses from the underlying hedged foreign assets and liabilities.

        Included in earnings for the three months ended March 31, 2005 and 2004 are exchange gains as summarized below:

		Three months ended March 31,
Source of foreign exchange gains	Income statement grouping
		2005	2004
1. Hedging gains	Cost of Sales	11	19
2. Other foreign exchange gains	Other Income	3	5

4.     SEGMENTED INFORMATION

					Copper
	Nickel
									Lomas Bayas		Corporate and other
	INO		Falcondo		Kidd Creek		Collahuasi						Total
Three months ended March 31, 2005
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100%	)
Revenues	442		96		160		145		60		—		$903
Operating income (loss)	157		33		18		84		32		(15)		309
Depreciation, depletion and amortization	25		2		13		16		5		1		62
Property, plant & equipment	1,085		116		839		1,040		129		8		3,217
Capital expenditures & deferred projects costs	41		5		29		8		2		—		85
Three months ended March 31, 2004
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100%	)
Revenues	$379		$101		$133		$77		$44		—		$734
Operating income	131		55		3		45		24		9		267
Depreciation, depletion and amortization	28		2		13		9		4		1		57
Property, plant & equipment	972		104		758		1,014		139		10		2,997
Capital expenditures & deferred projects costs	31		3		31		30		6		—		101
Principal base of operations	Canada		Dominican Republic		Canada		Chile		Chile		Canada

5.     CAPITALIZED INTEREST

        During the three months ended March 31, 2005, Falconbridge capitalized $ 7 million of interest costs associated with projects under development (2004 — $6 million).

6.     EMPLOYEE STOCK OPTION PLAN

        During the three months ended March 31, 2005 Falconbridge granted 415,500 stock options (2004 — 380,500) with a value of $ 4 million (2004 — $3 million). Compensation expense of $1 million (2004 — $1 million), associated with the vested portion of stock options, is included in selling, general and administrative expense.

7.     ASSET RETIREMENT OBLIGATION

        During the three months ended March 31, 2005, the provision for asset retirement obligations, included in other long-term liabilities, increased by $ 1 million from December 31, 2004 as detailed below:

	Three months ended March 31,
	2005	2004
Asset retirement obligation, beginning of period	149	132
Accretion expense	2	2
Foreign exchange	(1)	(4)

Asset retirement obligation, end of period	150	130

8.     POST-EMPLOYMENT BENEFIT EXPENSE

        The post-employment benefit expense for the three months ended March 31 is detailed below:

	Three months ended March 31,
	2005	2004
Defined benefit pension plans	7	8
Defined contribution pension plans	2	2
Other benefit plans	6	6

	15	16

9.     GUARANTEES

        In the normal course of business, the Corporation enters into numerous agreements that contain indemnification commitments and may contain other features that meet the accounting definition of guarantees. The terms of these indemnification agreements will vary based on the contract and typically do not provide for any limit on the maximum potential liability. Historically, the Corporation has not made any significant payments under such indemnifications and therefore, no amounts have been accrued in the financial statements with respect to these indemnification commitments.

10.   PROPOSED TRANSACTIONS

        On March 9, 2005 Falconbridge entered into an agreement to combine with its major shareholder, Noranda Inc. The merger would be completed by way of a share exchange take-over bid under which Falconbridge common shareholders (other than Noranda) would be offered 1.77 Noranda common shares for each Falconbridge common share.

11.   SUBSEQUENT EVENT

        On April 19, 2005, Falconbridge and Barrick Gold entered into a joint venture agreement regarding the Kabanga nickel deposit and related concessions in Tanzania. Under the current terms of the agreement, Falconbridge has acquired a 50% indirect interest in the Kabanga Project for $15 million and will be the operator of the joint venture.

        Over the next several years, Falconbridge will fund and conduct a $50 million work plan that will include additional exploration, infill drilling, and technical work to update the resource model for Kabanga. Upon conclusion of the work plan, Falconbridge will fund the first $95 million of project development expenditures. Thereafter, Falconbridge and Barrick will equally share joint venture expenditures.

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FALCONBRIDGE LIMITED QUARTERLY FINANCIAL STATEMENTS MARCH 31, 2005
FALCONBRIDGE LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2005 (Unaudited)